CUSIP No. 44862P109	SCHEDULE 13D	Page 1 of 10
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*

Hycroft Mining Holding Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44862P109
(CUSIP Number)

Daniel Altabef Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44862P109	SCHEDULE 13D	Page 2 of 10
1	NAMES OF REPORTING PERSONS
Whitebox Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,689,770*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,689,770*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,689,770*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.35%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*
The percent of class is calculated based on 60,410,922 shares of Common Stock (as defined below) outstanding as of November 10, 2021, as reported by the Issuer in its Form 10-Q filed on November 12, 2021, plus the number of PIPE Warrants beneficially owned by the Reporting Person. The number of shares of Common Stock reported herein is comprised of (i) 8,552,518 shares of Common Stock and (ii) 137,252 additional shares of Common Stock issuable to certain private funds, including WMP and WCP (as defined in Item 2), upon the exercise of 137,252 PIPE Warrants (as defined in the Schedule 13D filed by the Reporting Persons on June 9, 2020).

CUSIP No. 44862P109	SCHEDULE 13D	Page 3 of 10
1	NAMES OF REPORTING PERSONS
Whitebox General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,689,770*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,689,770*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,689,770*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.35%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The percent of class is calculated based on 60,410,922 shares of Common Stock (as defined below) outstanding as of November 10, 2021, as reported by the Issuer in its Form 10-Q filed on November 12, 2021, plus the number of PIPE Warrants beneficially owned by the Reporting Person. The number of shares of Common Stock reported herein is comprised of (i) 8,552,518 shares of Common Stock and (ii) 137,252 additional shares of Common Stock issuable to certain private funds, including WMP and WCP (as defined in Item 2), upon the exercise of 137,252 PIPE Warrants (as defined in the Schedule 13D filed by the Reporting Persons on June 9, 2020).

CUSIP No. 44862P109	SCHEDULE 13D	Page 4 of 10
1	NAMES OF REPORTING PERSONS
Whitebox Multi-Strategy Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,640,807*
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,640,807*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,640,807*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.01%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The percent of class is calculated based on 60,410,922 shares of Common Stock (as defined below) outstanding as of November 10, 2021, as reported by the Issuer in its Form 10-Q filed on November 12, 2021, plus the number of PIPE Warrants beneficially owned by the Reporting Person. The number of shares of Common Stock reported herein is comprised of (i) 3,503,555 shares of Common Stock and (ii) 137,252 additional shares of Common Stock issuable to WMP upon the exercise of 137,252 PIPE Warrants.

CUSIP No. 44862P109	SCHEDULE 13D	Page 5 of 10
1	NAMES OF REPORTING PERSONS
Whitebox Credit Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,042,020
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,042,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.69%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The percent of class is calculated based on 60,410,922 shares of Common Stock (as defined below) outstanding as of November 10, 2021, as reported by the Issuer in its Form 10-Q filed on November 12, 2021, plus the number of PIPE Warrants beneficially owned by the Reporting Person.

CUSIP No. 44862P109	SCHEDULE 13D	Page 6 of 10

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Hycroft Mining Holding Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8181 E. Tufts Avenue, Suite 510, Denver, Colorado 80237.

Item 2. Identity and Background

No material changes from the Schedule 13D filed by the Reporting Persons on September 7, 2021.

Item 3. Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on March 24, 2021.

Item 4. Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on March 24, 2021.

Item 5. Interest in Securities of the Issuer

(a, b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

The aggregate beneficial ownership percentage of the Issuer’s outstanding Common Stock reported by each Reporting Person is based upon 60,410,922 shares of Common Stock (as defined below) outstanding as of November 10, 2021, as reported by the Issuer in its Form 10-Q filed on November 12, 2021, plus the number of PIPE Warrants beneficially owned by the Reporting Person.

As of the date hereof, WA may be deemed to be the beneficial owner of 8,689,770 shares of Common Stock, constituting 14.35% of the Issuer’s shares of Common Stock. This amount consists of 8,552,518 shares of Common Stock and 137,252 PIPE Warrants.

WA has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 8,689,770 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 8,689,770 shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 8,689,770 shares of Common Stock, constituting 14.35% of the Issuer’s shares of Common Stock. This amount consists of 8,552,518 shares of Common Stock and 137,252 PIPE Warrants.

WB GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 8,689,770 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 8,689,770 shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 3,640,807 shares of Common Stock, constituting 6.01% of the Issuer’s shares of Common Stock. This amount consists of 3,503,555 shares of Common Stock and 137,252 PIPE Warrants.

WMP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,640,807 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 3,640,807 shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 4,042,020 shares of Common Stock, constituting 6.69% of the Issuer’s shares of Common Stock.

WCP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,042,020 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 4,042,020 shares.

(c) The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit 4.

(d) Certain shares of Common Stock are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner. Exclusive of WMP and WCP, none of these investment funds individually own more than 5% of the outstanding shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material changes from the Schedule 13D filed by the Reporting Persons on March 24, 2021.

CUSIP No. 44862P109	SCHEDULE 13D	Page 7 of 10

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated November 15, 2021, between Whitebox Advisors LLC, Whitebox General Partner LLC, Whitebox Multi-Strategy Partners, LP and Whitebox Credit Partners, LP.

Exhibit 2:	Schedule of Transactions by the Reporting Persons

CUSIP No. 44862P109	SCHEDULE 13D	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC Deputy Chief Compliance Officer & Legal Counsel

Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC Deputy Chief Compliance Officer & Legal Counsel

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC Deputy Chief Compliance Officer & Legal Counsel

Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC Deputy Chief Compliance Officer & Legal Counsel

CUSIP No. 44862P109	SCHEDULE 13D	Page 9 of 10

Exhibit 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Hycroft Mining Corp, a company incorporated under the laws of Maryland. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: November 15, 2021

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC Deputy Chief Compliance Officer & Legal Counsel

Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC Deputy Chief Compliance Officer & Legal Counsel

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC Deputy Chief Compliance Officer & Legal Counsel

Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC Deputy Chief Compliance Officer & Legal Counsel

CUSIP No. 44862P109	SCHEDULE 13D	Page 10 of 10

Exhibit 2

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS

Schedule of Transactions in Shares by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
11/10/2021	Common Stock	N/A	71,375	$1.0724

11/11/2021	Common Stock	N/A	81,125	$1.0568

11/12/2021	Common Stock	N/A	38,299	$1.0424

Schedule of Transactions by Whitebox Multi-Strategy Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
11/10/2021	Common Stock	N/A	29,239	$1.0724

11/11/2021	Common Stock	N/A	33,233	$1.0568

11/11/2021	PIPE Warrants	N/A	125,000	$0.1654

11/12/2021	Common Stock	N/A	15,689	$1.0424

11/12/2021	PIPE Warrants	N/A	50,000	$0.1475

Schedule of Transactions by Whitebox Credit Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
11/10/2021	Common Stock	N/A	33,733	$1.0724

11/11/2021	Common Stock	N/A	38,340	$1.0568

11/12/2021	Common Stock	N/A	18,101	$1.0424